Filed by: Blockbuster Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No: 001-15153

Subject Company: Blockbuster Inc.

Blockbuster Inc. issued the following memorandum regarding the split-off exchange offer to its employees on June 18, 2004.

M e m o r a n d u m

To:	All Blockbuster Employees

From:	John Antioco, Chairman & CEO

Date:	June 18, 2004

Subject:	Blockbuster and Viacom Announce S-4 Registration Statement Filing

I am pleased to report that today Blockbuster and Viacom have announced plans to proceed with the divestiture of Viacom’s remaining 81.5% interest in Blockbuster. The divestiture will involve a split-off exchange to Viacom stockholders. The terms of the proposed split-off are described in an S-4 registration statement that Blockbuster has filed today with the Securities and Exchange Commission.

Blockbuster also announced that, prior to completing the exchange offer, Blockbuster anticipates paying a pro rata special cash dividend of $5 per share, or a total of approximately $905 million, to all stockholders, including Viacom. Blockbuster has received a financing commitment for a new $1.45 billion credit facility, which is subject to customary conditions.

We believe issuing a special dividend will offer value to our shareholders, but at the same time, it will not prevent us from executing our business plan, including our game store-in-store concepts, introduction of movie trading and subscription programs. Our goal is to make sure that our capital structure, now and in the future, will allow Blockbuster to further its mission of becoming the complete source for movies and games.

Viacom expects the divestiture to be completed in the third quarter of 2004. Following the anticipated payment of a dividend, the exchange offer will provide Viacom stockholders with the opportunity to exchange, on a tax-free basis, some or all of their shares of Viacom class A or class B common stock for shares of Blockbuster class A and class B common stock held by Viacom.

Blockbuster employees who own shares in either Blockbuster or Viacom, individually or through a Blockbuster retirement plan, as well as employees who hold stock options, will receive additional information explaining what this divestiture will mean to them, including the impact of the special dividend.

This is a very complicated transaction with many moving parts. Over the course of the next few months, we will work to keep you updated on our progress. In the meantime, it is important that we stay focused on executing our strategic initiatives.

As we have said many times before, this separation from Viacom is in Blockbuster’s best interest. Viacom is a media company, and we are a retailer. Through our independence, we believe we will be better positioned to deliver on our strategic initiatives.

Thank you for your continued support as we continue to prepare for a new and promising time for Blockbuster.

Note: Stockholders of Viacom are advised to read Viacom’s Tender Offer Statement on schedule TO, Blockbuster’s registration statement on Form S-4 and the Offer to Exchange/Prospectus and any other documents relating to the exchange offer that are filed with the SEC when they become available because they will contain important information. Stockholders of Viacom may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov or from Viacom at www.viacom.com

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